FORM 5

9 Check box if no
longer subject to
Section 16. Form 4 or
Form 5 obligations
may continue. See
Instruction 1(b).

9 Form 3 Holdings
Reported

9 Form 4
Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol AGRONIX, INC. "AGNI"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director _X_ 10% Owner __ Officer (give title below) Other (specify below)
(Last)(First)(Middle) Epsom Investment Services	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person
(Street) 16 Pietermaai Curacao, Netherlands, Antilles (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	__ Form Filed by More than One Reporting Person

	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned							
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	1/27/2000	P	3,800,000	A	$0.001	3,800,000	D	
COMMON STOCK	1/09/2002	J (1)	3,800,000	A	N/A	3,800,000	D	

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.,* puts calls warrants options, convertible securities)												
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: J (1) On January 9, 2002, the Company underwent a 2:1 forward split.

/S/ EPSOM INVESTMENT SERVICES   2/10/2003

**Signature of Reporting Person   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, *see* Instruction 6 for procedure.